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                              March 14, 2022

       Lavell Juan Malloy, II
       Chief Executive Officer
       Brag House Holdings, Inc.
       33 Irving Place, 3rd Floor
       New York, NY 10003

                                                        Re: Brag House
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
14, 2022
                                                            CIK No. 0001903595

       Dear Mr. Malloy:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted February 14, 2022

       Prospectus Summary
       Business Overview, page 1

   1.                                                   Both here and in the
Business    section, please expand the discussion to disclose your
                                                        revenue generating
activities including those discussed on pages 51-54 (e.g., subscribers, advertisers,
merchandise, tournament fees, etc.) and the percentage of your revenue generated by each
activity. In this regard, we note your statement on page 1 that       we
                                                        believe we are strongly
positioned to capitalize on a large portion of the available gaming
                                                        market    and note your
discussion of your user growth. Please expand to discuss how you will capitalize on this
user growth. In addition, explain how views and impressions will affect your revenues
and profit.
 Lavell Juan Malloy, II
Brag House Holdings, Inc.
March 14, 2022
Page 2
Industry and Other Data, page 34

2. Please revise to clarify whether you commissioned any of the third-party data identified throughout the prospectus. To the extent you commissioned any such data, disclose the identity of these third-parties, and provide the consent of the third-party in accordance with Rule 436 and Section 7 of the Securities Act.
Capitalization, page 37

3. Please revise your disclosures here and elsewhere throughout the filing to give effect to the UK Reorganization and the U.S. Reorganization. Also, revise your disclosures throughout the filing to clarify whether the U.S. Reorganization has now occurred, and, if it has, state the date of occurrence.
Providing Our Users Multiple Subscription (Membership) Options, page 52

4. We note that as of December 31, 2021, you had 864 Bragger members. Please expand this section to disclose the number of members you had in each type of paid membership as of December 31, 2021. In addition, expand the discussion of each type of paid membership to disclose the cost per membership.
Executive and Director Compensation, page 67

5. Expand to identify your named executive officers. Please update to provide executive compensation disclosure for the fiscal year ended December 31, 2021, and expand to disclose any compensation paid to Mr. Malloy. Refer to Item 402 of Regulation S-K.
Choice of Forum, page 71

6. Regarding the provision in your certificate of incorporation that provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, please disclose that there is uncertainty as to whether a court would enforce such provision. Please also add a risk factor disclosing the risks to investors of your exclusive forum provisions.
General

7. In an appropriate place in your prospectus, disclose how you define the following terms
FirstName LastNameLavell Juan Malloy, II
       which are currently in your Key Performance Indicators section on page 55 and other
Comapany
       termsNameBrag
             throughoutHouse  Holdings, Inc.
                         the prospectus, including, users, followers,
engagement, views and
       impressions.
March 14, 2022 Page 2
FirstName LastName
 Lavell Juan Malloy, II
FirstName
Brag HouseLastNameLavell
            Holdings, Inc. Juan Malloy, II
Comapany
March      NameBrag House Holdings, Inc.
       14, 2022
March3 14, 2022 Page 3
Page
FirstName LastName
8. Please revise to include the terms of your material agreements, including the AWS agreement, agreements with third-party processors, Agency Supplier Agreement with
         Moroch Partners, any agreements with Jordan Belfort and your informal agreement with
         Black Collegiate Gaming Association. Please also file these agreements as exhibits to this registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.
9. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at
202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services